Exhibit (a)(1)(E)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made only by the Offer to Purchase dated January 23, 2023, and the related Letter of Transmittal and any amendments, supplements or other modifications thereto, and is being made to all holders of Shares. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, “blue sky” or other laws of such jurisdiction. In jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser (as defined below) by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

Notice of Offer to Purchase
All Outstanding Shares of Common Stock
of
CINCOR PHARMA, INC.
at
$26.00 per share in cash, plus one contingent value right per share representing the right to receive a contingent payment of $10.00 in cash if a specified milestone is achieved by
CINNAMON ACQUISITION, INC.

a wholly owned subsidiary of

ASTRAZENECA FINANCE AND HOLDINGS INC.

a wholly owned subsidiary of

ASTRAZENECA PLC

Cinnamon Acquisition, Inc., a Delaware corporation (“Purchaser”) and direct wholly owned subsidiary of AstraZeneca Finance and Holdings Inc., a Delaware corporation (“Parent”), is offering to purchase all of the outstanding shares of common stock, par value $0.00001 per share (the “Shares”), of CinCor Pharma, Inc., a Delaware corporation (“CinCor”), in exchange for (i) $26.00 per Share in cash (the “Closing Amount”), plus (ii) one contingent value right (each, a “CVR”) per Share representing the right to receive a contingent payment of $10.00 in cash (the “Milestone Payment”) if a specified milestone is achieved on or prior to December 31, 2033 (the Closing Amount plus one CVR, collectively, or any higher amount per Share that may be paid pursuant to the Offer, the “Offer Price”), in each case, without interest, subject to any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 23, 2023 (as it may be amended, supplemented or otherwise modified from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended, supplemented or otherwise modified from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase, as they may be amended, supplemented or otherwise modified from time to time, collectively constitute the “Offer”). Stockholders of record who tender directly to American Stock Transfer & Trust Company, LLC (the “Depositary”) will not be obligated to pay brokerage fees or commissions or, except as may be set forth in the Letter of Transmittal, transfer taxes on the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker, dealer, commercial bank, trust company or other nominee should consult such institution as to whether it charges any service fees or commissions.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT ONE MINUTE AFTER 11:59 P.M., EASTERN TIME, ON FEBRUARY 23, 2023, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

The Offer is being made pursuant to an Agreement and Plan of Merger dated as of January 8, 2023 (as it may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), among CinCor, Parent and Purchaser. The Merger Agreement provides, among other things, that, following the consummation of the Offer and subject to certain conditions, Purchaser will be merged with and into CinCor pursuant to Section 251(h) of the General Corporation Law of the State of Delaware, as amended (the “DGCL”), with CinCor continuing as the surviving corporation and becoming a direct wholly owned subsidiary of Parent (the “Merger”). In the Merger, each outstanding Share (other than Shares held immediately prior to the effective time of the Merger (being such date and at such time as the certificate of merger in respect of the Merger has been duly filed with the Secretary of State of the State of Delaware or at such later time and date as may be agreed upon by the parties to the Merger Agreement in writing and specified in the certificate of merger in accordance with the DGCL, the “Effective Time”) by CinCor, including in its treasury, Parent, Purchaser, any other direct or indirect wholly owned subsidiary of Parent or CinCor, or stockholders who are entitled to, and properly exercised and perfected, demands for appraisal of such Shares under Section 262 of the DGCL) will be cancelled and converted into the right to receive an amount in cash equal to the Offer Price, without interest (the “Merger Consideration”), less any applicable tax withholding.

All options to purchase Shares (“Options”) outstanding as of immediately prior to the Effective Time, except as specified in the Merger Agreement, will accelerate and become fully vested and exercisable effective immediately prior to, and contingent upon, the Effective Time. At the Effective Time, each vested Option that has a per share exercise price that is less than the Closing Amount (each, an “In-the-Money Option”) that is outstanding and unexercised as of immediately prior to the Effective Time will be canceled and converted into the right to receive, without interest and less any applicable tax withholding, (i) cash in an amount equal to the product of (A) the total number of Shares subject to such fully vested In-the-Money Option, multiplied by (B) the excess of (1) the Closing Amount over (2) the exercise price payable per Share under such In-the-Money Option and (ii) one CVR with respect to each Share subject to such In-the-Money Option. At the Effective Time, each vested Option that has an exercise price per Share that is equal to or greater than the Closing Amount (each, an “Underwater Option”) that is outstanding as of immediately prior to the Effective Time will be canceled and converted into the right to receive one CVR with respect to each Share subject to such Underwater Option, and therefore may become entitled to receive, without interest and less any applicable tax withholding, cash in an amount equal to the product of (i) the total number of Shares subject to such Underwater Option, multiplied by (ii) the amount, if any, by which (A) the Closing Amount plus the Milestone Payment exceeds (B) the exercise price payable per Share under such Underwater Option.

At the Effective Time, all CinCor restricted stock unit awards granted (“RSUs”) that are outstanding immediately prior to the Effective Time, except as specified in the Merger Agreement, will accelerate and become fully vested effective immediately prior to, and contingent upon, the Effective Time. As of the Effective Time, each vested RSU will be canceled and converted into the right to receive, without interest and less any applicable tax withholding, (i) cash in an amount equal to (A) the total number of Shares issuable in settlement of such RSU immediately prior to the Effective Time multiplied by (B) the Closing Amount, and (ii) one CVR with respect to each Share issuable in settlement of such RSU.

Each Share issued upon early exercise of an Option that is subject to vesting, repurchase or other lapse restrictions (each, a “Restricted Share”) that is outstanding as of immediately prior to the Effective Time will accelerate and become fully vested effective immediately prior to, and contingent upon, the Effective Time, and the Restricted Shares will be treated as Shares and receive the Merger Consideration, less any applicable tax withholding.

At the Effective Time, each warrant to purchase Shares (“Warrant”) that is outstanding and unexercised as of immediately prior to the Effective Time (other than any Warrant to the extent the holder thereof has elected a cashless exercise of such Warrant prior to the Effective Time) will cease to represent a right to acquire Shares, and will entitle each holder of Warrants to receive (i) cash in an amount equal to the product of (A) the total number of Shares subject to such Warrant immediately prior to the Effective Time, multiplied by (B) the excess of (1) the Closing Amount over (2) the exercise price payable per Share under such Warrant, and (ii) one CVR with respect to each Share subject to such Warrant, less any applicable tax withholding.

The Offer is subject to the conditions set forth in Section 15 of the Offer to Purchase (collectively, the “Offer Conditions”), including (i) there having been validly tendered and not validly withdrawn that number of Shares that, when added to all other Shares beneficially owned by Parent or its subsidiaries (but excluding Shares tendered that have not yet been received, as defined in Section 251(h)(6) of the DGCL), would represent at least one more than 50% of the total number of Shares outstanding at the Expiration Time (as defined below) (the “Minimum Condition”), (ii) the expiration or termination of any waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) (and any extension thereof, including under any agreement entered into in accordance with the Merger Agreement between a party and a governmental authority, if consented to by the other party in accordance with the Merger Agreement, agreeing not to consummate the Merger prior to a certain date) applicable to the Offer, and (iii) there not (A) having been issued by any court of competent jurisdiction and remain in effect any temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Offer and the Merger, (B) having been any legal requirement or order promulgated, entered, enforced, enacted, issued or deemed applicable to the Offer and the Merger by any governmental authority which directly or indirectly prohibits, or makes illegal, the acquisition of or payment for Shares pursuant to the Offer or the consummation of the Merger or (C) be pending any legal proceeding by any governmental authority seeking certain remedies or restrictions on the ability of Parent to own or operate CinCor, its businesses or assets (each of (ii) and (iii), as (iii) relates to the HSR Act, the “Regulatory Condition”).

The term “Expiration Time” means one minute after 11:59 p.m., Eastern Time, on February 23, 2023, unless the expiration of the Offer is extended to a subsequent date and time in accordance with the terms of the Merger Agreement, in which event the term “Expiration Time” means such subsequent date and time.

The board of directors of CinCor (the “CinCor Board”) has unanimously: (i) determined that the Merger Agreement and the Transactions (as defined in the Offer to Purchase) are advisable and fair to, and in the best interest of, CinCor and its stockholders; (ii) determined that the Merger will be governed and effected in accordance with Section 251(h) of the DGCL; (iii) authorized and approved the execution, delivery and performance by CinCor of the Merger Agreement and the consummation of the Transactions; and (iv) resolved to recommend that the holders of Shares accept the Offer and tender their Shares to Purchaser pursuant to the Offer. The CinCor Board unanimously recommends that CinCor stockholders accept the Offer and tender their Shares pursuant to the Offer.

The Merger Agreement contains provisions that govern the circumstances under which Purchaser is required to extend the Offer. Specifically, the Merger Agreement provides that:

•	if, at the scheduled Expiration Time, any Offer Condition is not satisfied and has not been waived, and if permitted under applicable law, Purchaser may (without the consent of CinCor or any other person), extend the Offer for additional periods of up to ten business days per extension (or such longer period as Parent and CinCor may agree) to permit such Offer Condition to be satisfied, except that without CinCor’s prior written consent, Purchaser will not be permitted to extend the Offer on more than two occasions, not to exceed an aggregate of twenty business days, if all of the Offer Conditions have been satisfied or waived (other than the Minimum Condition and any conditions that by their nature would be satisfied at the Offer Acceptance Time (as defined in the Offer to Purchase));

•	Purchaser must extend the Offer for (i) any period required by any applicable law or any interpretation or position of the SEC or its staff or Nasdaq or its staff applicable to the Offer; and (ii) periods of up to ten business days per extension (or such fewer business days as agreed by Parent and CinCor) until any waiting period (and any extension thereof) applicable to the consummation of the Offer under the HSR Act has expired or been terminated; and

•	if, at the scheduled Expiration Time, any Offer Condition is not satisfied and has not been waived, at CinCor’s request, Purchaser must extend the Offer for additional periods of up to ten business days per extension (or such other period as Parent and CinCor may agree) to permit such Offer Condition to be satisfied, except that Purchaser will not be required to extend the Offer on more than two occasions, not to exceed an aggregate of twenty business days, if all of the Offer Conditions have been satisfied or waived (other than the Minimum Condition and any conditions that by their nature would be satisfied at the Offer Acceptance Time).

The Merger Agreement provides that Purchaser will not be required to, and may not without CinCor’s prior written consent, extend the Offer beyond the earlier of the termination of the Merger Agreement and the Termination Date. The “Termination Date” means July 10, 2023, unless otherwise extended to October 9, 2023 pursuant to the terms of the Merger Agreement.

If the Offer is consummated, Purchaser will not seek the approval of CinCor’s remaining stockholders before effecting the Merger. Parent, Purchaser and CinCor have elected to have the Merger Agreement and the transactions contemplated thereby governed by Section 251(h) of the DGCL and agreed that the Merger will be effected as soon as practicable following the consummation of the Offer. Under Section 251(h) of the DGCL, the consummation of the Merger does not require a vote or action by written consent of CinCor stockholders.

Purchaser expressly reserves the right to increase the Offer Price, waive any Offer Condition and make any other changes in the terms of or conditions to the Offer, except that CinCor’s prior written consent is required for Purchaser to: (i) decrease the Closing Amount, Offer Price or the number of CVRs to be paid per Share; (ii) change the form of consideration payable in the Offer; (iii) decrease the maximum number of Shares sought to be purchased in the Offer; (iv) impose conditions or requirements to the Offer in addition to the Offer Conditions; (v) amend or modify any of the Offer Conditions in a manner that adversely affects, or would reasonably be expected to adversely affect, the holders of Shares or that would, individually or in the aggregate, reasonably be expected to prevent or materially delay the consummation of the Offer; (vi) change or waive the Minimum Condition or the Regulatory Condition; (vii) accelerate, extend or otherwise change the Expiration Time other than as required or permitted by the Merger Agreement; (viii) amend any term of any CVR or the CVR Agreement (as defined in the Offer to Purchase) in any manner that is adverse to any holder of Shares; or (iv) provide any “subsequent offering period” within the meaning of Rule 14d-11 under the Exchange Act.

The Offer may not be terminated prior to the Expiration Time (or any rescheduled Expiration Time) without the prior written consent of CinCor, unless the Merger Agreement is validly terminated in accordance with its terms.

Any extension, delay, termination or amendment of the Offer will be followed as promptly as practicable by a public announcement thereof, and such announcement in the case of an extension will be made no later than 9:00 a.m., Eastern time, on the business day after the previously scheduled Expiration Time.

Purchaser is not providing for guaranteed delivery procedures. Therefore, CinCor stockholders must allow sufficient time for the necessary tender procedures to be completed prior to the Expiration Time. In addition, for CinCor stockholders who are registered holders, the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees and any other documents required by the Letter of Transmittal (or in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal and such other documents) must be received by the Depositary prior to the Expiration Time.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn as, if and when it gives oral or written notice to the Depositary of its acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for such Shares with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from Parent and Purchaser and transmitting such payments to tendering stockholders. Under no circumstances will Parent or Purchaser pay interest on the Offer Price, regardless of any extension of the Offer or any delay in making such payment.

In all cases, Purchaser will pay for Shares validly tendered and accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (the “Share Certificates”) or timely confirmation of a book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company (“DTC”) pursuant to the procedures set forth in Section 3 of the Offer to Purchase, (ii) the Letter of Transmittal, properly completed and duly executed, with all required signature guarantees and (iii) any other documents required by the Letter of Transmittal or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal and such other documents.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Time. Thereafter, tenders are irrevocable, except that if Purchaser has not accepted your Shares for payment within 60 days after commencement of the Offer, you may withdraw them at any time after March 24, 2023, the 60th day after commencement of the Offer, until Purchaser accepts your Shares for payment.

For a withdrawal of Shares to be effective, the Depositary must timely receive a written or facsimile transmission notice of withdrawal at one of its addresses set forth on the back cover of the Offer to Purchase. Any notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the names in which the Share Certificates are registered, if different from that of the person who tendered such Shares. The signature(s) on the notice of withdrawal must be guaranteed by an “eligible institution,” unless such Shares have been tendered for the account of an “eligible institution.” If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in Section 3 of the Offer to Purchase, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Shares. If Share Certificates representing the Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the name of the registered owners and the serial numbers shown on such Share Certificates must also be furnished to the Depositary.

Withdrawals of tenders of Shares may not be rescinded and any Shares properly withdrawn will be deemed not validly tendered for purposes of the Offer. Withdrawn Shares may, however, be retendered by following one of the procedures for tendering Shares described in Section 3 of the Offer to Purchase at any time prior to the scheduled expiration of the Offer.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

CinCor has provided Purchaser with CinCor’s stockholder list and security position listings for the purpose of disseminating the Offer to Purchase, the related Letter of Transmittal and related documents to holders of Shares. The Offer to Purchase and related Letter of Transmittal will be mailed to record holders of Shares whose names appear on CinCor’s stockholder list and will be furnished for subsequent transmittal to beneficial owners of Shares to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

The receipt of cash by a holder of Shares pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. See Section 5 of the Offer to Purchase for a more detailed discussion of the material U.S. federal income tax consequences of the Offer and the Merger. You are urged to consult with your own tax advisor as to the particular tax consequences to you of the Offer and the Merger in light of your particular circumstances (including the application and effect of any U.S. federal, state, local or non-U.S. income and other tax laws).

The Offer to Purchase and the related Letter of Transmittal contain important information. Stockholders should carefully read both documents in their entirety before any decision is made with respect to the Offer.

Questions or requests for assistance may be directed to Innisfree M&A Incorporated (the “Information Agent”) at the address and telephone numbers set forth below. Requests for copies of the Offer to Purchase and the related Letter of Transmittal may be directed to the Information Agent or to brokers, dealers, commercial banks or trust companies. Such copies will be furnished promptly at Purchaser’s expense. Purchaser will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent or the Depositary) for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

Innisfree M&A Incorporated

501 Madison Avenue, 20th floor

New York, New York 10022

Stockholders may call toll free: (888) 750-5835

Banks and Brokers may call collect: (212) 750-5833

January 23, 2023